SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 26, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

ANNUAL REPORT

Messrs. Shareholders

In compliance with the legal and statutory provisions currently in force, the Board of Directors submits to you this Annual Report, the Financial Statements, the Auditing Committee’s Report, and other relevant documents pertaining to the 42nd Fiscal Year ended on December 31, 2007.

Macroeconomic Context

Argentina's economy grew by 8.8% in 2011, and maintained the substantial expansion that began in 2003.

Thus, the average growth in the last 9 years reached 7.7% annually, exceeding that of the agricultural export boom period of the Republic of Argentina which took place between 1870 and 1914.

The GDP per capita reached USD 10,950; this level exceeds by 30% the maximum level recorded during the Convertibility period.

The favorable GDP performance in 2011 was a combination of pro-cyclical policies and the drive of Argentina’s trading partners, Brazil and China, within a context of global slowdown.

The world economy slowed down, with an estimated world increase in GDP of one point down compared to 5.1% in 2010, in conjunction with marked regional differences.

Emerging markets, Asia (led by China and India) and Latin America, invigorated expansion driven by capital inflows linked to low interest rates in developed countries, and the increase in the price of commodities which occurred in the first semester.

These regions grew by 8.6% and 3.8% respectively, but slowed down compared to 2010, which was attributable to the implementation of more restrictive monetary and fiscal policies.

The prospects for 2012 is that both China and Brazil will grow at a similar or slightly slower pace compared to 2011, and this scenario would continue to be auspicious for Argentina.

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	Average			2011	2012
GDP	2003 / 2008	2009	2010	Estimated	Projected
WORLD	4.5%	-0.7%	5.1%	3.9%	3.1%
Developed Economies	2.2%	-3.7%	3.1%	1.7%	1.0%
U.S.A	2.7%	-3.5%	3.0%	1.8%	1.8%
Euro Area	1.7%	-4.3%	1.8%	1.6%	0.2%
Asian Economies	9.3%	7.2%	9.5%	8.6%	7.2%
China	10.5%	9.2%	10.3%	9.5%	7.5%
India	8.3%	6.8%	10.1%	7.8%	7.0%
Latin America	4.4%	-1.7%	6.1%	3.8%	3.3%
Brazil	4.1%	-0.6%	7.5%	2.7%	3.8%
Uruguay	5.8%	2.9%	8.5%	6.0%	4.0%
Chile	4.7%	-1.5%	5.0%	6.5%	4.7%
Argentina	8.5%	0.9%	9.0%	8.8%	4.2%

Based on IMF, WEO Jan 2012; Banco Macro projections

U.S. and the Eurozone grew slower than in 2010, with both regions having similar weaknesses: serious fiscal deficits, high public and household indebtedness. These two factors lead to a prospect of low expansion in the coming years.

However, there is a clear differentiation for financial markets in favor of the U.S.A. compared to Europe concerning the different monetary and foreign exchange schemes. In the U.S.A., the Federal Reserve (FED) sponsored the issue of money in the last three years, relegating inflation objectives to the background. This reinvigorated the activity and sustained the stock share market which constitutes 46% of household assets.

By 2012, the economy would show a similar expansion, given the need of families to rebuild savings in conjunction with a low chance of a higher fiscal deficit.

The European Central Bank (ECB) is positioned at the opposite end. This Bank reduced interest rates and maintained its inflation objective and quantitative goals, which caused the revaluation of the euro and left the fiscal policies of the different countries of the UE countries as the only tool to underpin the economic cycle. The recovery after the crisis of 2008 was accompanied by strong sovereign debt placements which generated substantial doubts in the market as regards the repayment ability with increased returns and growing difficulties in public financing.

The debt crisis that began with Greece, spread to Portugal, Spain and Italy, with marked increases in the premiums of insurance against default (credit default swap, CDS), as well as low credit ratings that spread to Germany and France, the countries with the best world rating, clearly motivated by the low expectations of future growth.

Argentina, in a context of lighter tail wind, maintained actual growth driven by tax, monetary and income policies promoted by the government.

The nominal GDP grew by 28% in 2011, which represents a two-point increase compared to the previous year; therefore, actual growth has been maintained.

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Procyclical policies boosted domestic spending, which led to a decrease in the trade surplus.

The national government savings measured by the primary outcome fell from 3.3% of the average GDP, generated between 2003 and 2008, to 0.3% last year.

There was a lower primary surplus, with the greatest tax burden in recent years of 29.2% of the GDP for domestic taxes, which totaled ARS 540 billion, thus growing 32% annually. Along these lines, primary spending grew by 32% to $ 430 billion, equivalent to an increase of $ 105 billion.

The increase in expenditures exceeded income growth for the third consecutive year, and reduced the primary surplus to ARS 4.9 billion. Such savings funded very partially the interest paid which totaled ARS 35.5 billion. Consequently, there was a financial deficit in 2011 of ARS 30.7 billion, the second that has taken place since 2002.

The third support point of the procyclical bias was salary rises which, according to the INDEC, on average for the private sector and the entire economy, improved by 32% and 28% in the year, respectively, far exceeding inflation.

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Exports reached USD 84.3 billion, having an annual increase of 24%, 75% of which is accounted for by the rise in the prices of the main commodities sold abroad.

Imports rose to USD 74 billion, having increased by 31% in the year, as a result of a 10% rise in prices, and a 19% increase in imported volumes, due to the expansionary bias of economic policy.

However, we highlight the sharp 25% rise in value of capital goods and spare parts purchases, due to a 21% increase in quantities.

A summary of foreign trade evolution from 2010 to 2011 can be seen in the following table.

In million USD
Exports	Primary	MOA	MOI	Fuel	Total

2010	15,142	22,713	23,816	6,515	68,186
2011	20,343	28,277	29,210	6,439	84,269
% Value	34%	24%	23%	-1%	24%
% Price	29%	22%	8%	29%	17%
% Volume	4%	2%	14%	-26%	6%

Imports	Capital goods	Raw materials	Cons. + Automobiles	Fuel	Total
2010	23,107	17,688	11,233	4,454	56,482
2011	28,889	21,801	13,838	9,397	73,925
% Value	25%	23%	23%	111%	31%
% Price	3%	13%	4%	36%	10%
% Volume	21%	9%	195	55%	19%

MOA: Manufactured products from agriculture and livestock breeding

MOI: Manufactured products of industrial origin

Moderation in subsidies and salaries would anticipate the lessening of domestic spending which, combined with lower growth in Brazil and China, would reduce the actual GDP during 2012 to 4.5%.

MONEY MARKET and FINANCIAL SYSTEM

Monetary policy in 2011 was strongly expansionary consistent with the tax policy defined for the acceleration of the economic cycle.

The amount of money grew by 35% in the year, as measured by the variation of the Monetary Base (MB), showing the fastest pace of the last five years and driving the above-mentioned 28% increase in the nominal GDP.

The injection of primary money was mainly due to tax funding, which accounted for 25 points of annual growth, or ARS 39 billion. Meanwhile, the purchase of foreign currency was equivalent to ARS 13.4 billion, which represented 9 additional points of the percentage change in the MB. The BCRA (Central Bank of Argentina) released net cash resources for Lebac and repurchase agreement payments for ARS 1.6 billion.

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Monetary Base (MB)
		Var.		MB Expansion Factors			Purchases	Reserves		Hedging
	Avg Dec	(Billion ARS)	Var. %	Government	Foreign currency	Tits BCRA	Billion USD	Var.	Stock	Res./MB
2007	96.4	19.5	25%	-5.3	32.3	-7.4	10.5	14.1	46.2	150%
2008	106.4	10.1	10%	-8.3	-3.1	21.4	-0.9	0.2	46.4	149%
2009	118.7	12.2	11%	0.2	12.6	-0.6	3.3	1.6	48	154%
2010	156.1	37.4	32%	19.5	46.3	-28.3	11.8	4.2	52.2	133%
2011	210.1	54	35%	39	13.4	1.6	3.3	-5.8	46.4	95%

The MB expansion sources followed a course markedly opposed to the situation in the last few years, where the purchase of reserves and its peso counterpart accounted for the issuance of money. The BCRA ended the year with few foreign currency purchases, which amounted to USD 3.3 billion, most of them made in the fourth quarter.

Reduced purchases, in addition to the use of foreign currency for public debt payments accounted for the USD 5.8 billion drop in reserves. The year was closed with USD 46.4 billion.

The marked rise in the money supply or Monetary Base was channeled to the monetary aggregates M2 and M3, experiencing a 32% increase in the year, in line with the monetary program.

Under this evolution of the monetary aggregates, the financial system recorded an annual rise in total deposits of 22%, reaching ARS 440 billion in December 2011. Private deposits grew by 25%, while public deposits rose only by 15% per year.

Within private deposits, those made in pesos increased by 28%, and those made in dollars only 5%, which reflects a strong exit from the system due to the private dollarization which took place during the year.

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Public deposits grew at a slower pace than last year, due to the national government financial deficit, and lower surpluses in the provinces.

	Deposits and Loans (Monthly Average)
	Deposits							Loans
	Private					Public		Private
	Billion ARS		Billion USD
	Demand	Time	Total	USD	Total ARS	Billion ARS	Financial System	Comm.	Consumer	Secured	Total	Public	Financial System
Dec-08	73	56	136	8.1	164	65	229	59	43	27	128	11	139
Dec-09	84	64	156	10	194	68	262	65	48	26	139	17	156
Dec-10	113	82	204	11.5	250	111	361	94	66	30	191	20	211
Dec-11	143	107	261	12.1	313	127	440	139	99	44	282	27	309

Var. %
2008	6%	7%	5%	22%	8%	33%	14%	14%	33%	30%	23%	3%	21%
2009	16%	14%	15%	23%	18%	4%	14%	10%	13%	-2%	8%	59%	12%
2010	35%	28%	31%	15%	29%	63%	38%	44%	38%	17%	37%	17%	35%
2011	27%	31%	28%	5%	25%	15%	22%	48%	49%	46%	48%	35%	47%

Even with the remarkable nominal evolution, deposits represented 24% of the GDP, showing a slight improvement compared to the previous year. The achieved monetization is similar to that of Paraguay, and half the monetization which took place in Uruguay, Brazil and Chile.

Loans to the private sector grew by 48% in the year, funded by the expansion of deposits, the use of funds from instruments such as Lebacs and Nobacs, and the Bank’s own funds.

Private loans rose from 13.2% to 15.2% of GDP, reflecting the process of money to goods fueled by low nominal rates.

Along that line, commercial, consumer, and secured loans increased at a similar pace reflecting the financing of stocks, flow of sales, fixed assets, and the hedging of the purchasing power of salaries. This process started a slow deceleration path in the second semester accompanied by the highest rates of interest.

The private Badlar interest rate rose by 9 percentage points to a maximum of 20%, and the first-line lending interest rate rose 11 points to 23% by November, due to the increasing private dollarization financed by the withdrawal of deposits in pesos and dollars.

Tax measures to control access to the foreign exchange market, and the expectation of greater tax savings, put an end to uncertainty and capital outflows, giving rise to an interest rate downward trend.

Such measures and signals will define the evolution of the credit market by 2012 within a more attenuated monetary program that projects a 26% expansion of monetary aggregates.

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The financial system in 2011 showed again a strong performance as it maintained its results and return on equity within a context of decreasing spreads, and a huge expansion of the outstanding loans portfolio.

Thus, the financial system has had positive results for seven years, which increases and highlights its solvency. Shareholders’ equity exceeded by 62% the minimum capital required by the BCRA: this level would allow it to eventually deal with greater volatility from foreign markets.

The credit quality, one of the main management indicators that show the “health” of the system, maintained the downward trend as the portfolio and economy grew. The irregularity of private loans dropped from 2.1% at the end of 2010 to 1.4% for the private portfolio by the end of 2011.

Major Indicators of Financial System

The following table shows changes in the main indicators of the financial system.

	Unit	2004	2005	2006	2007	2008	2009	2010	2011
Assets	Billion ARS	212.6	222.0	258.4	298.0	346.8	387.4	510.3	629.0
Private Loans	Var %	23%	28%	41%	40%	23%	8%	37%	48%
Liabilities	Billion ARS	188.7	195.0	225.4	261.1	305.4	339.0	452.8	559.2
Deposits	Billion ARS	23%	14%	24%	21%	14%	14%	38%	22%
Shareholders’ Equity	Billion ARS	23.9	26.9	33.0	36.8	41.4	48.3	57.6	69.8
Profitability	Billion ARS	-0.9	1.8	4.3	3.9	4.8	7.9	11.8	14.8
ROA	%	-0.5%	0.9%	1.9%	1.5%	1.6%	2.3%	2.8%	2.8%
ROE	%	-4.2%	7.0%	14.3%	11.0%	13.4%	19.2%	24.4%	25.3%
Private Portfolio Irregularity	%	18.6%	7.6%	4.5%	3.2%	3.1%	3.5%	2.1%	1.4%
Minimum Capital Surplus	%	185%	173%	134%	93%	90%	100%	86%	62%
Leverage - Liabilities /	Times	7.9	7.2	6.8	7.1	7.4	7.0	7.9	8.0
Shareholders’ Equity

Source: BCRA

Finally, the solvency, liquidity, profitability, capitalization and low leverage of the financial system are essential tools in pursuit of an efficient transformation of savings into investment, which is the necessary basis for the growth of Argentina.

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COMMERCIAL ACTION

2011 Goals

Throughout 2011, we worked along the lines of the following strategic goals:

- Grow in the outstanding loans portfolios in order to improve our relative position in the market.

- Maintain the fragmented growth of funding sources.

- Continue to contribute to the economic development in the regions where we operate, in transactions with good repayment capacity and proper guarantees.

- Deal with all segments of corporate banking clients, especially the small businesses and agribusiness segments, making the most of the advantages that our extensive nationwide network of branches gives us.

- Increase short- and long-term funding, assisting companies in accordance with their working capital and capital investment needs, with emphasis on those activities related to exports.

- Maximize profitability by taking advantage of new business opportunities with existing and new customers, ensuring financial margins, increasing fee income, and continuing with activities designed to control delays in payment.

Corporate Banking

In 2011 we defined the objectives designed primarily to further strengthen our leadership position in the corporate banking business, projecting a growth rate above the average rate of the system in the loan and deposit portfolio, and promoting the sale of associated transactional products. To achieve the targets set, we focused on the following:

• The application of the decentralized corporate service model, taking advantage of our wide network of branches, and the Corporate Specialist Centers. This network has expanded in 2011 with the establishment of 19 new branches in different strategic points of the country.

• The strong support, as in previous years, given to Small Businesses mainly in the Micro-Enterprises and Agribusiness segments.

• The constant search to improve our offer of products and services, in order to adjust them to the needs of each segment and meet the highest standards of quality and service.

• Strengthen the loyalty of our customers through medium- and long-term credit product placement.

• The sustained growth of our portfolio of demand and time deposits.

In 2011 the Corporate Banking outstanding loans portfolio showed again significant results, as it achieved a 40% increase driven by the growth of secured loans, note discounting, and to a lesser extent, overdrafts.

The contribution of the Agriculture and Small Business segments, particularly Micro-Businesses, was also very important, with a 63% and 58% increase, respectively, which afforded greater fragmentation and stability to the assets portfolio.

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The collection of deposits increased considerably, reaching a year-on-year growth of more than 32%, with a 27% increase in the balance of demand deposit accounts, and a 43% increase in the balance of time deposit accounts.

Agribusiness Banking

The Agribusiness segment was a true reflection of the situation of the agricultural and livestock breeding sector in the country, one of the most dynamic throughout 2011. In this respect, the wide range of products offered by Banco Macro, tailored to each producer’s financing and service needs, was fundamental.

We assisted more than 18,300 growers and livestock breeders by increasing working capital and agricultural machinery purchase funding, and we also promoted the sale of exclusive packages, such as CampoXXI, which grew by 54% compared to the previous year.

MacroAgro Cards management was particularly important, as the number of active accounts increased by 25%, which in turn generated a 45% rise in both consumption and portfolio balance. Worthy of mention are the agreements signed with more than 70 manufacturers of machinery, which allowed the medium- and long-term financing of the purchase and change of agricultural and livestock breeding capital goods.

Small- and Medium-Sized Business (Pyme) Banking:

The decentralized business service model was most successful in Pyme Banking. Our wide network of branches allows us to reach Small and Micro Businesses spread across the country, which positions us as market leaders in the major regions of the provinces.

In 2011, Pyme Banking’s loan portfolio achieved a 50% growth, with a remarkable increase in note discounting and medium- and long-term financing balances, mainly loans secured by a chattel mortgage.

It is important to emphasize the importance that Micro Businesses had within the segment, which in the outstanding loans portfolio and deposit portfolios showed a 65% and 41% growth, respectively, and therefore became the major source of fund collection.

In order to further improve our offer of products and provide the best service to our customers, this summer we launched a package especially designed for retail stores. In just a few months we placed 5,000 packages, thereby improving cross-selling and the profitability prospects of this particular segment.

Foreign Trade:

During 2011, Macro has consolidated its competitive participation in the business of foreign trade through the quality of its services, and its ongoing search aimed at providing quantitatively and qualitatively adequate and accessible products and services.

Consequently, the fundamental variables of the business have been significantly improved, which allowed the following:

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• Achieving a 31% growth in the outstanding loans portfolio, mainly in the pre/financing of the exports of the Agricultural and Medium-Sized Business segments, and increasing the financing of imports by 143%;

• Increasing by 58% the portfolio of customers regularly engaging in foreign trade;

• Growing by 25% in operating volume

• Increasing by 22% the commissions in dollars, thus significantly improving the business profitability.

These indicators show the importance of the foreign trade business for Banco Macro, which currently represents more than 20% of the total Corporate Banking outstanding loans portfolio.

Personal Banking

During 2011, the strategic objectives of the Bank of Individuals were:

- To increase participation in the market of signature lines oriented to the financing of consumption, strengthening the leadership and competitive positioning of the portfolio of personal loans. Regarding Credit Cards, we tried to enhance our position in the business in terms of consumption and total assets, using the product as a tool to strengthen the link with the different customer segments.

- To maintain the credit quality of the portfolio, with emphasis on improving the risk-reward equation for our customers.

- To improve efficiency ratios in the marketing of products through the implementation of new channels.

- To develop atomized funding sources and establish a solid base of commissions distributed according to their origin.

- To improve the use of our customer information so that it can serve as a tool to enhance the results of the business and sales operations and activities.

As a result of these actions, the Personal Banking outstanding loans portfolios grew by 60.6% in 2011, our market share increased, and Grupo Macro was thus positioned in the second place among the financial system institutions, due to the volume of its portfolios of personal loans and credit cards.

Growth Focuses

Personal Loans

We exceeded once more the growth of the financial system with regard to personal loans. In 2011 we have grown by 56% year on year, exceeding by 10 points the growth of the financial system (46%). This performance allows us to maintain our leadership position and also increase to 15.48% our market share.

It should be noted that in order to achieve this growth, we worked with an emphasis on the application of specific commercial measures for each customer segment, and using the main channel of origination, our extensive network of branches.

Furthermore, tools and products were implemented, which will allow the growth of the portfolio through an efficient generation process. The most outstanding of those tools and products are the following:

• The “constant grading” tool which allows all the Bank's customers to have an offer tailored to meet their needs in any channel. This tool generated ARS 1,500 million placed through this type of centralized campaigns.

• The product “ProntoCash” through automated teller machines in Banco Macro.

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• The phone loan channel, which allowed a considerable reduction in the operating overload in branches, primarily intended for specific customer segments.

To continue to develop other channels alternative to branches, tailor-made commercial actions, and the adoption of statistical techniques to facilitate the process of credit assessment and the identification of customers most likely to buy these products, will be an essential part of the loan business development for 2012.

Credit Cards

The Credit Cards product faced a number of challenges in 2011 so that it could improve its positioning to serve as a basis for the increased volume of business.

A change in business strategy was defined and implemented, which resulted in the intensification of promotional actions and customer benefits, combined with a nationwide approach, and with greater intensity at the regional level. Thus, consumption rose 10 times above its usual average.

New channels for the issuance of credit cards were made available to the network and customers, supplemented by new alliances for the issue and the launch of products for the highest income segment requiring Premium products: MasterCard Black, Visa Platinum, and soon there will be a new offer of greater value for the segment. This was supplemented by massive sales campaigns designed to offer these products to the Bank’s customers who still did not own them.

We designed and implemented a new communication strategy aimed at achieving regional positioning, and simultaneously retaining the regions in which the Bank is most present as well as developing greater customer loyalty in those regions.

Discounts were widely advertised directly by us or by stores through different media. We worked thoroughly to find a positioning concept to sustain the growth of credit cards for the next year.

Maintenance and development actions for the existing portfolio were intensified in order to encourage consumption volumes and achieve greater efficiency in administration. The most significant actions are the following: policies were established for the continuous increase in purchase limits, parameters were established for the purging of inactive accounts, segmented offers of greater value were made, and the customer loyalty program was reinvigorated.

The accounting portfolio grew by 104% year on year, exceeding ARS 6,500 million in credit card charges, and reaching a market share of 6.3%.

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Early in 2010, Banco Macro ranked 8th in the credit card consumption ranking, reaching the 6th position in the middle of the year, and moving upwards, exceeding the market speed. A record figure of 251,000 accounts was achieved, which means approximately 417,000 cards.

	Banco Macro (*)	First 3 Banks	System
Total	67.2%	39.6%	45.4%

(*) Consumption Volume Growth Speed (Period Dec ‘10 vs. Dec ’11)

Commissionable Products

- Packages

Aimed at different segments and intended to meet the needs of our customers, the services Macro Dinámica, Macro Valora and Macro Premium grew steadily and permanently as a result of the cross-marketing business management involving the offer of a credit card or loan, thus enabling increased fee income.

During 2011, the business management conducted allowed us to exceed 328,000 packages of products, which increased the stock by 39.4% compared to 2010. Income generated by this product increased by 59% over the same period.

Insurance

The product Insurance continued to improve, and expanded considerably during 2011, reaching high standards of efficiency.

This year, the stock growth exceeded 27%, covering 1,000,000 customers insured through Banco Macro.

With respect to marketed products, the insured amounts of most of the coverage were adjusted to fit the current context and meet the protection needs of persons and property.

The strong growth in the stock and the adjustment of insured amounts made possible that commissions from individual customer insurance rose by 100% during 2011.

Worthy of mention is that this goal was attained by selling through branches and enhancing the level of sales via the telephone service center with a focus on higher-premium products and commissions, customer recovery actions, and cross-selling.

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This growth was supplemented by tools for measuring efficiency in the settlement of certain claims under the coverage of home, ATM robbery, and car insurance, for the purpose of establishing and validating the application of appropriate quality standards and management response.

In addition, we measured the efficiency of insurance sales telephone management, by strengthening the call center quality program, which allowed us to assess marketing through this channel and ensure high standards of service to our customers.

Accounts

The year continued with regulatory changes in social security accounts, and plans, as well as court deposit accounts, which have required efforts in terms of new implementation of, or changes to products.

In that sense, we adjusted business processes, systems and models to comply with regulations without affecting commercial actions, product quality, and service.

Debit Card

Debit cards occupy a prominent place within the strategies aimed at generating a more transactional relationship with customers, by encouraging the use of the accounts and, consequently, increasing the base of demand deposits.

During the fiscal year 2011, debit cards developed their potential as a means of payment, showing a 55% increase in the monetary volume of purchase transactions, exceeding by 11.5 points the VISA system growth for the same period.

Furthermore, purchase transactions grew above 26% in the year.

Both improvements are the result of the implementation of promotional actions and benefits for customers in different areas, the supplementary purpose of which is the development of demand deposit balances by the increase in deposits in Transactional Accounts.

The number of debit cards currently exceeds 1,850,000, representing a portfolio growth of approximately 10.7%.

Mobile Banking

Mobile Banking is a service that allows customers to conduct financial transactions at any time through their cell phone. This channel has had a very important development this year, with a large increase in customers who signed up for the service, and having increased the user base threefold, the number of completed transactions fourfold, and the monetary amounts fivefold.

Furthermore, the process of signing up for the service was improved, without reducing the service safety, and the offer of transactions available was increased.

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Automated Teller Machines

The number Automated Teller Machines (ATMs) of the Group constitutes one of the networks with the greatest coverage of the country, with more than 950 computers installed in branches and in strategic places such as hypermarkets, shopping centers, gas stations, and in various locations of the provinces, where there are no traditional bank branches, which makes it easier for Customers and Non Customers to conduct financial transactions.

The goal set in 2011 was to continue to strengthen our ATM fleet in conjunction with the change, replacement and extension plan for the technology infrastructure. We installed more than 191 units (63% for replacements, 19% for new positions, and 18% for reinforcement of positions), ending the year with an increase of 76 machines, which accounts for an 8.6% growth.

In addition, and continuing with the technological development project, we installed 27 ATMs with Cash Recognition and Online Deposit Crediting. This replacement enables our customers to have access to a widely accepted and valued service, which facilitates and simplifies cash deposits without the need to use envelopes.

On the other hand, the actions aimed at improving the service level and the ATM network availability were enhanced through preventive training and management strategies which, coupled with the technological replacement, resulted in the annual average Service Level being placed above that of the Banelco Network, being thus one of the banks with the best performance in this indicator in relation to the amount and dispersion of the installed ATM fleet.

The main result of all these actions was an increase in transactions at ATMs, which were more than 102 million, representing a 5% increase compared to the transactional volume for the fiscal year 2010.

Other significant aspects

Commercial actions and customer loyalty development have made possible a deposit portfolio growth which exceeds the market growth, in terms of retail customers’ deposits (of less than 1 million pesos), thus promoting funding atomization.

To build the bases for an efficient use of resources in pursuit of the business sustainable development, processes have been implemented aimed at determining the value that each customer brings to the bank.

In this respect, data were highly significant for the creation of statistical models to predict business development scenarios of the segments.

Loan and Credit Card purchase propensity models have been developed. These models can maximize the increased link with customers; this implies increasing both the frequency and the amount of consumption by each customer, supplemented by cross-selling and up-selling strategies to get our clients to raise the consumption of additional products and/or services of greater value.

Furthermore, Credit Card and Package products membership cancellation models were created to detect early when customers have begun to reduce their spending and relationship with the Bank, which allows the development of retention strategies in anticipation of such a situation, which involves not only reactivate the business relationship with existing customers likely to cancel membership, but also a reduction in the cost of attracting new customers.

Moreover, and as regards the Retired segment, we began to conduct our first studies of the base to establish more efficient distinct strategies to increase the value of the segment. Concerning the Salary Plan segment, a new Management Model was developed jointly with Corporate Banking.

For the purpose of continuing to improve the utilization of our customers’ information, 2011 represented for Personal Banking a new stage with greater analysis and performance demands, and new ways of managing information.

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SUPPORT

Channels

During 2011 we worked hard to encourage the use of automatic channels by our customers, focusing on the benefits of using these means. This work resulted in an increase in both transactions and the number of users.

• Operations through these channels rose by 32% compared to the previous year. In 2011, 8.9 million transactions, on average, per month were conducted.

• The evolution of users shows a 27.14% growth in active users, reaching a total of 320 thousand users and 33 thousand new members during the year.

• 88.31% of users who signed up for the Service, made inquiries and/or transactions.

Detailed information about channels:

“SI” Customer

In order to attract new users, marketing activities were implemented in 2011, aimed at promoting the use of the channel by means of the possibility of adding chances to participate in draws for various products as transactions are being carried out in the channel.

Additionally, training was provided in the different regional centers, in order to raise the awareness of the entire network of branches about the benefits offered by automatic channels.

Currently, our customers can promptly get their coordinates card across the network of branches; this service has contributed to an increase in the number of new users attracted and in the transaction volume.

Macro Direct:

This year, new services were implemented within the Macro Direct tool. The most outstanding activity in the personal banking sector was the making of immediately credited transfers via CBU (single bank code). As regards Corporate Banking, we added the possibility of applying for massive beneficiary memberships for the crediting of salaries, and new inquiries on collection with more detailed information. Furthermore, we worked on a new foreign trade transactional functionality for the settlement of import and export operations, transfers via CBU immediately credited and deferred under a signature scheme.

Self-Service Terminals (SST):

Grupo Macro has terminals distributed across the network of branches throughout the country. Our terminals offer a wide range of operations, giving customers the possibility to make deposits 24 hours a day, 365 days a year.

We currently have a stock of 781 self-service terminals distributed throughout the country. This year, a preliminary plan was devised to incorporate the smart check deposit functionality for the purpose of reducing the operational tasks of the Branches.

Call Center:

Through the Call Center, our customers access a fast and effective service, through which they can perform different operations and make inquiries by means of two methods:

• Personalized service with highly trained representatives;

• Automatic service supported by the latest technology and available 24 hours every day.

In 2011, resources were increased by 19% compared to the previous year, among the Personal and Corporate Call Centers, and the Help Desk.

The channel has grown in number of calls by 69% compared to the previous year, reaching a monthly average of 136,757 calls received.

The major milestones of this year were:

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• ISO 9001:2008 certification of the Personal Banking Call Center Management System.

• Recruitment of persons with motor disabilities to work as call center operators.

• Technological replacement of the call center global infrastructure. All its components were renewed, and double support was offered in the event of any contingency, minimizing risks and enabling business continuity

• The possibility of applying for the receipt of a credit card e-statement was added as a new functionality.

Customer Management in Branches

In 2011, we incorporated e-Flow, a tool that allows us to organize the flow of people in our branches, facilitating a more orderly service.

E-Flow is an intelligent system that allows customers to choose the desired type of application or inquiry, for which a specific turn will be given to them. The system greatly improves the efficiency in the utilization of resources and in turn generates a waiting process more comfortable for customers.

The first implementation stage has been recently completed, which allowed us to reach a universe of 181 branches nationwide, including all the Retired Payment Centers.

Technological Development

During 2011, we continued with the process of integration of the different channels through customer relationship management and the implementation of a differentiated service model.

We continued to enhance the technological infrastructure of branches, by acquiring and installing new ATMs and self-service terminals. At the end of the year we had 953 active ATMs among which 26 are equipped with the banknote recognition functionality, and 781 self-service terminals which constitute the widest network in the provinces.

Among the projects completed or initiated during the year, the following stand out:

• Expansion of the bandwidth capacity of the network of branches and regional centers, and recruitment of a network provider for the regional centers.

• Implementation of a contingency network link in branches of the Northern Area through the wireless cell phone network.

• Updating of the call center architecture by incorporating redundancy in critical components and allowing for the increased capacity of its operating positions.

• Preliminary plan for the technological replacement of the current IVR platform that will allow us to have greater functional scope, greater flexibility, greater potential for integration / SOA (Service-Oriented Architecture), and scalability.

• Gradual unification of the business applications integration mechanisms within the Service-Oriented Architecture (SOA).

• Continuation of the integration process of the different channels through the customer relationship management and the implementation of a Differentiated Service Model.

• Unified Vision of Customers, from the operational and analytical standpoint.

• Integration of channels, interaction with customers’ management regardless of the point of contact.

• Campaigns, developed based on expectations, customer value and loyalty.

• Differentiated service model, delivery of products/services based on customer value.

• Continuation of the Implementation of the customer flow management system (E-flow) in Retired Payment Centers, and Branches.

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• Implementation of Problem Management module (Remedy) which enables a detailed analysis of recurrent events for the subsequent implementation of corrective and/or preventive measures.

• Starting of the implementation of the application which will make it possible to supplement the installed solution of incidents and problems. In this first phase, five cashier’s desk sub-services will be modeled and populated.

• Implementation of the immediate peso and dollar transfer functionality through the following channels: branches, self-service terminals, ATMs and home banking, both for individuals and companies.

• Implementation of a new Integral Human Resources Management System, with a design that allows the use of SOA technologies.

• Implementation of new functionalities that enhance the financial management process: Macro Direct inquiries, use of a single voucher at the cashier’s desk, and bulk checks, collection of commissions for value collection management, among others.

• Implementation of foreign trade transactionality through the Comex Digital service.

• Selection and implementation of a management solution for business processes, comprising, in the first stage, the credit rating process, and the role maintenance process.

• Implementation of the pre-approved loans functionality through the automated teller machines of the Banelco network.

• Implementation of the corporate card functionality for Corporate Banking.

During 2012, we will continue with the process of integration of the different channels through the customer relationship management and the implementation of a differentiated service model.

We will implement a digital signage system integrated with the customer service turn management system (E-flow).

Furthermore, we will continue to advance in the management of business processes by implementing new processes.

We will implement a content management system in order to manage the group’s portals, and we will begin with the Banco Macro Portal.

We will start the project of unification and centralization of bank switchboards, migrating to IP telephony, regional buildings and central offices.

We will begin the server platform virtualization project which will allow the optimization of physical space, reduction in costs, and quality improvement.

CORPORATE GOVERNANCE MANAGEMENT

Corporate Governance

The Corporate Governance scheme of Banco Macro S.A. is based on its bylaws and the Corporate Governance Policy as approved by the Board of Directors, which takes in all applicable best practices.

During 2011 we have made an integral revision of the Policy, incorporating or making more efficient processes based on the best practices. We have included specific guidelines as to “Know your Organizational Structure” and information “Transparency”, which allow a better inter-relationship with the inside and the surrounding outside.

In addition, there are complementary internal rules and regulations adopted by the Bank for the organization and its members, such as the Code of Ethics, the Code of Conduct, the Code of Banking Practices, and the Code of Investor Protection.

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Applicable Rules and Regulations

Since it is a financial entity, Banco Macro S.A. is regulated by the Central Bank of the Republic of Argentina, who during 2011 has defined “Corporate Governance Guidelines for Financial Entities”.

In addition, Banco Macro S.A. lists part of its shares in the Buenos Aires Stock Exchange and is subject to the rules and regulations issued by the CNV (Comisión Nacional de Valores or Argentine Securities Exchange Commission) and, therefore, each year we issue our Corporate Governance Executive Report.

Moreover, Banco Macro lists its shares in the New York Stock Exchange (NYSE) and therefore it shall also comply with all applicable standards regarding corporate governance, pursuant to section 303A of the NYSE’s Listed Company Manual, as amended, qualifying as Foreign Private Issuer.

Ownership Structure

The Bank’s controlling interests are held by three of its shareholders, who have large experience in the financial system and are members of the Bank’s Board of Directors.

Additionally, the rest of the shares are owned by the national social security system (ANSeS) as the administrator of the Sustainability Guarantee Fund, several local and foreign investment funds, institutional investors and retail investors.

Ownership Structure (December 2011)

Board of Directors – Composition & Functions

The Board of Directors is the top management body and its main function is to establish the Bank’s business and risk management policies, with view towards the Bank’s long-term development and sustainability.

The Board of Directors is currently formed by 12 Regular Members designated by the General Shareholders’ Meeting and who shall hold office for periods of three fiscal years. The Directors have experience, solid knowledge and enough training to carry out activities in the banking business.

On the other hand, Banco Macro S.A., in compliance with the rules of the CNV and the SEC, has a Supervisory Committee composed of three independent Directors.

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Board of Directors

Name	Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Regular Director
Juan Pablo Brito Devoto	Regular Director
Luis Carlos Cerolini	Regular Director
Carlos Enrique Videla	Independent Regular Director
Alejandro Macfarlane	Independent Regular Director
Guillermo Eduardo Stanley	Independent Regular Director
Constanza Brito	Regular Director
Marcos Brito	Regular Director
Rafael Magnanini	Regular Director
Roberto José Feletti	Regular Director
Mario Eduardo Bartolomé	Alternate Director
Ernesto Eduardo Medina	Alternate Director
Delfín Federico Ezequiel Carballo	Alternate Director
Fernando Raúl García Pulles	Independent Alternate Director

Supervisory Committee

Name	Position
Alejandro Almarza	Regular Syndic
Roberto Julio Eilbaum	Regular Syndic
Vivian Haydee Stenghele	Regular Syndic
Carlos Javier Piazza	Alternate Syndic
Alejandro Carlos Piazza	Alternate Syndic
Javier Rodrigo Siñeriz	Alternate Syndic

Audit Committee

Name	Position
Guillermo Eduardo Stanley	President
Carlos Enrique Videla	Vice President
Alejandro Macfarlane	Member
Fernando Raúl García Pulles	Alternate Member

Control Environment

The Internal Control System is mainly supported by integrity, the moral and ethical values and the capacity of its members, but there are also other aspects represented on the shaping of the operating processes, and mainly, on how such operating processes are managed and controlled, the level of adherence to policies and the compliance with the goals/ objectives arising from the Management.

This system is evaluated on a permanent basis by several players, with the purpose of testing compliance with all legal, regulatory and internal requirements, which ensure proper operation.

Committees

The members of the Board of Directors participate actively in the day to day management, contributing their experience and knowledge, and forming the different committees created within the Board: Executive Committee, Audit Committee, Assets & Liabilities Committee, Operating Risk Committee, Credit Committee, Recovery Committee, Systems and IT Committee, Internal Audit Committee and Anti-Money Laundering Committee.

Besides, from 2012 onwards, the Board of Directors has decided the creation of the following Committees: the Personnel Incentive Committee, the Ethics and Compliance Committee and the Corporate Governance & Designations Committee; incorporating the best practices as to Corporate Governance.

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Regulatory Compliance

At Macro we understand that compliance is part of an organization’s culture, not only the responsibility of compliance-specialized personnel. At Banco Macro the compliance function acts a contact to solve aspects related to the proper implementation of compliance laws, rules and standards through policies and procedures and other documents such as compliance guides, internal codes of conduct and practical guides.

Internal Audit

The main mission of Internal Audit is evaluating the adequate operation of the Internal Control System, compliance with all policies and procedures issued by the Management and with all provisions that govern the activity, with professionalism, objectivity and independence.

This process is supported by the Annual Program, which is prepared on the basis of an evaluation of the risks involved in the financial and economic context, the Group’s profile, the knowledge of its business, the risk evaluation carried out by the different departments, the guidelines issued by the different regulatory entities and the expectations of the Board of Directors; so as to ensure a proper coverage of the relevant risks, taking into account the best audit practices.

The evaluation made on the Internal Control structure has shown satisfactory results, strengthening the proprietary departments the control culture, which allows us to operate with a reasonable level of effectiveness, and noting also a reasonable coverage of operating, credit, market and regulatory and reputation-related risks.

Internal Audit coordinates process tests that support the Certifications required under SOX, in a convergence framework, allowing us to make more efficient all validation tasks between those required under international regulations, Internal Control, External Audit and Risk Management carried out on each of the Organization’s processes.

In order to carry out these tasks the Group’s Internal Audit Department has a team of 98 members, most of them university professionals graduated in different disciplines, thus ensuring a highly professional team that allows us to meet the needs and challenges we are faced with in an environment of constant change and of increasing demands, accompanying the Organization in its permanent growth.

We implemented improvement programs in order to achieve a higher level of automation and efficiency in the development of tasks, which included, among others, the use of IT tools not only for the administration of audits, generation of reports and follow-up of comments, but also for the exploitation of information by generating exception lanes and control panels.

In 2011 we issued 436 Audit reports on Branch Network, 134 Audit Reports on Central areas, which include works on Credit, Financial, Accounting and Operating Processes and 28 IT and System Audits on the financial entities of Grupo Macro and its subsidiaries, covering tests on process design, operation assessment and substantive tests.

The Audit Committee took notices of all reports issued by Internal Audit, External Audit and other Control Departments through monthly meetings, specially stressing both on the follow-up of the regularization of the above described weak points and on the progress and fulfillment of the Audit Annual Program.

To sum up, Internal Audit has fulfilled all rules, regulations and requirements provided for by the regulatory entities, accompanying the Organization’s growth and ensuring a reasonable control level for the development of the business in the Companies of Grupo Macro, with a vision focused on the improvement of Business and Audit processes.

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Anti-money Laundering & Terrorism Financing

The policy applied by Banco Macro S.A. includes the strong commitment to play an active role in the fight against money laundering of funds arising from illicit activities and terrorism financing, in compliance with all local and international laws and regulations applicable in that respect, by defining requirements and controls in each of its business lines and areas.

According to the changes brought in the fiscal year 2011 by the enactment of Law 26683 and the issuance of the regulatory provisions by the Central Bank of the Republic of Argentina and the UIF, we have worked to update the internal rules and procedures, looking deeply on the exploration of our IT control and monitoring tools.

In order to verify the compliance with the goals established in this respect, our institution put in place periodic and independent reviews and audits, aimed at evaluating the program and compliance with all laws, rules and regulations currently in force.

In this sense, Banco Macro S.A. has adopted a formal and permanent training and updating program for its employees and officers.

During 2012 we shall put in place an effective work plan reflecting the above described regulatory changes and the best practices for a company rendering financial and banking services.

Protection of Personally Identifiable Information

Banco Macro features policies and proceedings designed as regards the coverage of aspects related to Privacy and Protection of Personally Identifiable Information, in compliance with the requirements under Law 25326, as amended, its regulatory Decree 1558/2001 and the provisions set forth by the National Department of Personally Identifiable Information Protection.

All officers and employees of the Bank having access to personally identifiable information (saved or stored on logical or physical databases, such as credit files) are obliged to keep the confidentiality of such information and are subject to the duty of protection and preservation thereof. These obligations survive even after such data or information is cancelled or deleted from such databases, and even after the termination of their labor or contractual relationship with the Bank.

We pay special attention to this rules in our business and professional relationship with vendors, suppliers or service providers, as well as in those relationships in which the Bank acts as supplier or service provider for a third party, in order to ensure that the access or handing of personal data included in our databases is exclusively enshrined in the rendering of a service by such third party to the Bank or vice versa.

Risk Management

The Bank has defined the Risk Management Master Policy that supports the definition of all structures and functions involved in daily risk management actions, including the Board of Directors, the assistant general managers, department managers and the rest of the staff.

Such management applies to strategy definition and is designed to identify potential events that might affect the organization, manage their impact within the accepted risk level and provide reasonable assurance on the achievement of goals.

Specialized areas manage and administer Credit Risk, Operational and Technology Risk and Market, Liquidity and Interest Rate Risk.

The Board of Directors has established from the fiscal year 2012 onwards, the creation of a Risk Management Committee, the main function of which shall be to ensure the definition of independent risk management, coordinating the management of the different kinds of risks and the relevant officers in charge thereof.

Credit Risk

The Credit Risk Department is responsible for credit policy application and credit exposure management and monitoring.

We have developed proceeding manuals and tools (information systems, rating and follow-up systems, measuring models, recovery policies), which as a whole, allow risk treatment in the most efficient manner according to customer type. In turn, we monitor on a continuous basis compliance with all credit rules and regulations imposed by the Central Bank of the Republic of Argentina.

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We have specialists in credit risk analysis for Companies, Individuals, Micro-enterprises and Agribusiness; who have large capacity and experience to deliver technical support for credit decisions.

Besides, our credit approval process is supplemented by a grid of credit powers arranged in a staggered scheme of different levels, such as: Senior and Junior Committees, the Small and Medium-Sized Company Banking Committee, the Agribusiness Committee, the Large Company Committee and the Regional Committees and top management officers with powers to rate customers, in proportion to the amount applied for and the transaction terms and conditions.

Furthermore, the Credit Management and Transaction Department features procedures aimed at mitigating the credit risks. Through its Credit Review, Credit Transaction and Credit Management offices this department controls the instrumentation and settlement of the transactions; prepares reports on the credit portfolio behavior; carries out a periodic review of debtor classification and guaranty coverage.

Within the Credit Risk Department, the Analysis and Planning office is in charge of monitoring credit exposure, by using tools such alerts and indicators, preparing reports that serve as information sources for the portfolio management by the Bank’s Management, the department itself and the commercial divisions or offices.

Additionally, the Pre-Legal Recovery Department defines and performs delinquent portfolio recovery functions.

Finally, the Department features a specific division in charge of generating, modifying and formalizing the rules, regulations and proceedings that govern the credit cycle and are intended to minimize and/or neutralize credit risk.

Operational Risk

The Bank adopted the definition of Operational Risk pursuant to the Basle II directive and the provisions set forth by the Central Bank of the Republic of Argentina through its Communication “A” 4793, which consists in the risk of suffering losses due to breakdowns in internal controls, systems or individuals, or otherwise due to external events. This definition includes legal risk, but not strategic and reputational risk.

The Bank has policies, procedures and a structure in place, defining an operational risk unit and designating an officer Responsible for Operational Risk.

In addition, the process involves the participation of the Operational Risk Committee, whose main mission is to ensure an Operational Risk Management plan including policies, programs, measuring and powers to identify, evaluate and manage risks in order to assist Department Managers and the Bank’s Board of Directors, in a scenario of significant and rapidly changing risks.

We also implemented a proceeding aimed at collecting events and losses, which purpose is to help reduce incidents and loss amounts and a monitoring scheme through risk indicators aimed at making a continuous follow-up of risk exposure and detecting non-assumed risk levels.

During 2011, in order to strengthen the current Operational Risk Management Model, we put in place an incentive system for the operational risk management aimed at promoting risk assessment and participation. We also stepped up risk assessment in new products and in the event of modifications in existing products. On the other hand, we kept on improving the different functions of our risk management system.

As from 2012 the Operational Risk Committee shall cease to operate, to allow the Risk Management Committee to handle all future Operational Risk issues.

IT-related Risks

As to Risk Management actions related to information technology and information systems, the Bank features contingency and business continuity plans designed to minimize any risk that might affect the Bank’s operation.

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With the purpose of complying with the Technology Risks identification and follow-up methods, we approved and published the IT Risk Integral Management Rule and the relevant application proceedings.

Such proceedings define biannual analysis cycles that allow, on an increasing basis, the analysis of IT process risks, business applications risks, basic software risks and the risks of the technological infrastructure supporting the operation. Such analysis involves the assessment, mitigation and monitoring of all risks inherent to the use of IT assets used by the Bank, generating information which will be subsequently taken into account in the decision making processes. This process is in line with the operational risk process currently applied.

Market, Liquidity & Price Risks

The Bank’s investment strategy is periodically revised by the Assets and Liabilities Committee in the context of economic and market trends in connection with the market risk, asset and liability concentration, maturity, expected return on investment and alternative investments, this being the framework within which we also evaluate the exceptions and powers.

Banco Macro S.A. features strict policies on Market, Liquidity and Price Risk management and administration guidelines; and also procedures involving a report, alert and contingency plans scheme.

The Financial Planning department deploys for the preparation of its reports and recommendations, tools such as: sensitivity analysis, stress tests, and rate curves in addition to other simulations. The taking of actions based on the information provided is at the discretion of the Finance Manager, depending on several factors that must be taken into account such as market conditions or the complexity and variety of the transactions.

In addition, the reports prepared by the Financial Planning department contemplate the following aspects: changes in yield curves; currency, interest rate and term mismatches and depending on its volatility and realization speed; minimum cash; term deposit evolution, interest rates and volatility, and the participation of institutional investors in them; liquidity and price risk; limits established by the Assets and Liabilities Committee and alert emission.

On the other hand, the Entity seeks to maintain an adequate liquidity level through the cautious administration of assets and liabilities, both as to cash flow and cash concentration.

Liquidity management is supported by a planning process that determines the present and future cash requirements, taking into account the changes in economic, political, regulatory and other conditions, as well as alternative strategies for the management of assets and liabilities in critical situations.

Finally, the aim of the interest rate or price risk policy is to guarantee the Committee has the proper information, tools and procedures that allow such Committee to measure, manage and control price risk.

One of the objectives in connection with price risk is to eliminate form the different assets and liabilities the undesired risk, but the Entity also seeks to take advantage of any business opportunities that interest rate and price changes may offer. The Finance Department informs the Assets and Liabilities Committee on a monthly basis about price risk exposure and the impact it may have on the Bank’s financial margin.

Additionally, during the present year, Banco Macro created the Financial Risk sector aimed at identifying, monitoring, measuring and controlling the Financial Risk (including Interest Rate, Liquidity and Market Risk). During 2011, this sector participated in the supervision of compliance with the goals defined by the Management of Banco Macro S.A. as to the above described risks.

Management Control

Banco Macro has an efficient management control system in order to guarantee the adequate generation, interpretation and analysis of the strategic information.

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The Management Control department prepares a stated number of reports for the Management on a periodic basis. It also features qualified and trained personnel with quality control functions over the database that ensures its accounting consistency. In addition, from the Management Control department the Bank centralizes the preparation, follow-up and control of the annual expenditure and investment budget.

The database exploitation tool allows each manager’s department (either commercial or support) to exploit on its own the available tools and to generate its own reports and control panels, having the technical assistance of the Management Control and of a user’s help desk.

RATINGS

The risk rating agencies Moody’s Latin America, Moody’s Investors Service and Fitch Ratings Argentina, maintained the Bank’s ratings stable, such ratings being among the highest ratings received by financial entities of the Argentinean market.

Fitch Ratings:

Local Rating

Instrument	Rating
Class B Common Shares	1
Subordinate Corporate Notes Series 1 US $150 M	A+
Senior Corporate Notes Series 2 US $150 M	AA+
Senior Corporate Notes Series 3 US $100 M	AA+
Long-Term Debts	AA+
Short-Term Debts	A1+

International Rating

Instrument	Rating
Foreign Currency Long-Term Debts	B
Local Currency Long-Term Debts	B+
Foreign Currency Short-Term Debts	B
Local Currency Short-Term Debts	B

Moody´s Latin America

Local Rating

Instrument	Rating
Class B Common Shares	1
Subordinate Corporate Notes Series 1 US $150 M	Aa3
Senior Corporate Notes Series 2 US $150 M	Aa3
Senior Corporate Notes Series 3 US $100 M	Aa1
Local Currency-denominated Deposits	Aa1
Foreign Currency-denominated Deposits	Ba1

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International Rating

Instrument	Rating
Local Currency-denominated Deposits	Caa1/NP
Foreign Currency-denominated Deposits	Ba2/NP

HUMAN RESOURCES

The most important contribution to the growth of Grupo Macro is the team of people that form part of it. So, from Human Resources, we want to ensure that all our employees develop professionally in a good working environment, in harmony, and with the tools they need to do their job efficiently.

To support the Group's growth, we worked this year, from Human Resources, to achieve greater Internal Efficiency. With this aim, we worked with dedication with each Management team on the basis of service agreements. In this way, we tailored human resources plans and actions to the specific expectations and needs of the areas, so as to cooperate with the teams in the development of their projects and goals.

Under this premise, we sought to inform, contact, and train all employees, providing them with tools to allow them to innovate in their daily tasks so that they can improve their work processes, and thus achieve improved internal efficiency at all levels.

To focus the work of the entire organization and improve work between the network and the central areas, we continued to go deeply into the Management by Objective system, and strengthened the system of objectives for all the employees of the network of branches, which measures the additional and individual contribution of each member to the results of the branch, including quality and efficiency variables as indisputable aspects.

As part of the improvement of our own processes, and to enhance the internal management, inquiry and response levels, we developed PeopleNet as a technology platform to manage information about actions, and monitor, on an automated basis, some of our greatest volume human resources core processes, mainly Searches and Selection, Training, and the Goal Setting and Follow-up System – including the qualitative performance assessment–; these modules are already being tested to be put into operation during 2012

In response to the Bank’s growth needs, we generated during the year, specific actions to assist the expansion plan of the Network of Branches. Given these growth opportunities, and in line with the employees’ expectations, 197 people participated in internal searches to take tasks and develop their experience in other positions within the organization, and other 192 Macro employees were promoted.

As always, we emphasized the importance of keeping up-to-date and developing new skills that enable professional growth. From the Management we continued with the training plan that began some years ago as part of a broader training strategy, where specific issues regarding job training were maintained, and other new issues in connection with new business goals and/or service agreements made were included.

The annual plan comprised 503 activities, 462 of which required attendance, and 41 were done through e-learning.

Further actions consisted in the first development workshops designed to manage teams. Under the umbrella of leadership, we worked on Communication, Negotiation, Effectiveness, Assigning people to the right position, and Assessment and Feedback on performance.

During the year, and looking to the medium term, we launched the first Corporate Banking Young Professionals Program, a training and development proposal for internal and external young professionals. The objective is to get trained professionals to support the growth of the Bank. This program gives priority to the achieved training and development derived from experience in a specific job.

We also continued with the plans for the employment of young people through the Employment Program of Tucumán.

As we deal with all the populations that make up the bank, we started this year the program "Macro Accompanies You", aimed at employees who are about to begin a new phase in life, in which employment will recede into the background, and will start new projects. With this aim, we openly invited those employees approaching retirement to enjoy the corresponding benefits.

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Four meetings were held to create a space for the generation and exchange of ideas which facilitate proposals to be implemented in the future, both economically and personally. During 2012 we will continue with this initiative in the provinces.

Following the fundamental principle of being closer, we enhanced the Integration Program with more actions in the different populations/levels so as to be able to work in a balanced way in 4 important aspects for the Bank: Culture, Recognition, Interaction between Areas, and Working Atmosphere. These spaces serve to agree on joint work guidelines, define plans of action, and primarily strengthen the synergy of teams, with the understanding that generating positive links give the sense of belonging necessary to keep the team integrated and aligned.

In the same usual spirit of being always present in all the regions, and in order "to convey the Bank's values and also address the issues and concerns first-hand", we maintained the plan of meetings, which included meetings with officers and senior authorities of the Bank, and even the Staff Relations visit plan, which allows for an individual meeting with each employee.

We extended ProMacro by scheduling these monthly meetings on the Web and in Central Areas, so that managers have their own management and communication setting in three dimensions: Key Issues of the Bank, Key Issues of their Division, and Key Issues of their own Branch or Management.

As regards the rest of the communication means and actions, we set up online, during the first days of the year, the new Intranet for Macro employees: our daily means of communication and ongoing consultation for most of everyday operations. During the second semester, and with experience and developments already proven, we made available the new Intranet for BT employees. Just as we’ve been doing for several years now, we continued with our print media, which include Internal Journal, special Dossiers specific to each region, and special events such as the Bank’s birthday.

Finally, we continued to enrich the portfolio of Benefits under agreements with companies, which provide better conditions for the members of Macro.

Agreements in connection with health, and regarding degree courses with universities of different places in the country are a remarkable achievement. These agreements include our employees' family.

As always, the Group’s assistance and support in the event of critical cases, serious problems requiring social work, or prolonged illnesses, which any member of our organization may undergo.

All actions driven by Human Resources are carried out with the conviction that they contribute to the welfare and satisfaction of those belonging to the Bank.

INSTITUTIONAL RELATIONS

Quality

In Banco Macro we understand that the satisfaction of our customers, both internal and external, is paramount. Through the various market research studies on Quality which we conduct, we obtain several indicators to measure the degree of satisfaction of our customers.

For the fourth consecutive year, we carried out the External Customer Satisfaction Survey. Results showed significant improvements in the surveyed items, one the most outstanding being our customers’ weighted satisfaction degree in the satisfiers Products and Image. In that sense, a favorable evolution of our offered services has been shown.

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We have measured the satisfaction of our customers in aspects such as service and management of the branch where they carry out their transactions, through the Opinion Poll that we conduct across the network of branches. We highlight the high scores in the branch’s management indexes, which grew in all divisions compared to 2010, and rose from 8.04 to 8.37 at country level, while the Strategic Management Index could be rated as Very Good, and has risen, at country level, to 8.57.

On the other hand, and as part of our customer satisfaction philosophy, we applied for the 3rd year in a row the “mystery shopper” technique, in which an observer measures the branch performance, finds out which aspects should be improved, and detects strengths, from a customer’s perspective. In addition, we implemented the "mystery shopper" technique for companies and payment centers.

We also added, as a dimension in measurement, the E-Flow tool assessment, in order to measure the degree of customer familiarity with the use of terminals. This implementation represents a major change in the experience of the branch’s customers, since it is a tool that allows us to manage the flow of customers who attend the bank.

The overall compliance degree of Banco Macro’s Personal Banking was 76%, Corporate Banking, 80%, and Payment Center, 77%, in all cases with a Very Satisfactory performance.

Moreover, we implemented the Image and Positioning studies, and the Media Study, and we also designed the quality space "Quality Measurements" within “Communicate”.

From the Quality area, we conducted market research, and designed quality indicators based on organizational processes in order to measure the satisfaction of our internal and external customers; this provides us with information for making business decisions.

During 2012, we will continue to address the analysis of satisfaction through these market research studies, will design new indicators for critical processes, and we will also work jointly with all the areas of the organization to achieve the optimization of processes, and seek continuous improvement ..

Corporate Image

During 2011 we continued to develop a mass media strategy, advertising in both nationwide and regional scope media, and we reached 1.3 million seconds of airtime on 54 TV channels (air and cable), and 6.6 million seconds on 158 radio stations. We also advertised in 65 print media, 42 digital media, and placed spots totaling 280 thousand seconds in movie theaters.

We increased our presence in digital media, and developed direct marketing actions, which allowed us to get closer to customers and non-customers throughout the national territory. In this regard, products were displayed on 40 websites with banner ads, and we added to this action approximately 340 e-mailing pieces, which allowed us to contact our customers in more than 13 million opportunities.

Moreover, we are also present on the streets in different strategic points of the country.

These communication actions allow us to do business addressing specific needs and providing solutions tailored to the business and financial needs of each region in the country.

Furthermore, in 2011, we supported several events that have allowed us to accompany our customers throughout the national territory:

Sports

We sponsored the Rally Dakar Argentina-Chile 2011, a prestigious event receiving worldwide recognition, which allowed us to reach the most remote corners of our country.

In Tennis, we were honored to host the Argentine Cup that took place in the Buenos Aires Lawn Tennis Club, and the Agassi-Sampras Challenge, held in the city of Tigre.

On the other hand, we sponsored the first edition of Tour de France in Argentina, the AA2000 Polo Tournament, and the San Isidro Golf Club 100 Years Tournament.

In Boxing, we sponsored Marcos "El Chino" Maidana, in his world super lightweight title defense, in the World Boxing Association version.

We maintained our presence in the country's most popular sport, soccer, supporting 4 teams in their participation in several AFA categories.

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We are also present in volleyball, giving our support to the volleyball team of Tigre.

Shows

In more than 350 performances throughout the year, we invited more than 10,000 customers, and offered them special discounts and benefits to enjoy several musical and theatrical shows. We also sponsored the carnivals of the province of Corrientes in February.

For the fourth consecutive year, we staged an open and free mega-event to celebrate the Bank’s anniversary. In 2011, the show featured Fito Paez, Soledad, and Chaqueño Palavecino. More than 80,000 people attended this event, who celebrated with us the 33th anniversary of the Bank.

Fairs, exhibitions, and events

We were present in more than 156 fairs, exhibitions, and events across the country. Through these events we have approached different segments with our offer of products and benefits, particularly for customers and potential customers in the corporate banking segment.

We highlight the Bank's participation in the following events: Expo Agro, Agro Activa. Expo Campo, Expo Agro Norte, Feria Forestal de Misiones, Expo Jujuy, Merco Láctea, and in the 59th Annual Convention of the Argentine Construction Chamber.

Macro Trucks

Our 5 trucks take us to different locations to provide services to our customers, the most important of which are the access to automated teller machines, and the free Internet connection. Macro Trucks were present in more than 31 destinations, among which we can mention Rosario, Paraná, Concordia, Santa Fe, Tafi del Valle, Río Hondo, Posadas, Oberá, Tilcara, Cafayate, Salta, Carlos Paz, Mar del Plata, Bahía Blanca.

Awards and Honors Received

Macro has been designated for the eighth year in a row as the best bank in the Argentine Northeast Region, and received the award Sol Andino for its experience and growth, and its contribution to the region. In addition, the Bank has won the award Sol Andino de Plata, as the best in all the categories considered for nominations. Sol Andino was created with the aim of encouraging and recognizing companies and institutions of Salta that excel in their field, clearly reflecting the positioning and preferences of local brands. Awards are the result of in-depth surveys that ensure the full transparency of the awarding process.

Banco Macro has been honored by Manpower Argentina, for its participation in the program "Building Bridges towards a more inclusive labor market", which promotes the integration of disabled people aged above 45 years, low-income young people, refugees, and women seeking to be reinstated in the labor market.

This year we received special recognition for our progress in:

• Promoting training in "Diversity Awareness" for the subsequent inclusion of disabled people in the Call Center located in Salta, and

• Incorporation of more than 30 women older than 45 years (many of them housewives) in the "Queue Management Program in Retiree Payment Centers” in Salta, Jujuy and Córdoba, with very good results.

Since 2008, this Consultancy specialized in providing human resources services, annually recognizes its "Partners in Inclusion", who have provided employment opportunities to participants in their social responsibility programs.

This award inspires us to continue "building bridges" to have a more inclusive society.

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CORPORATE SOCIAL RESPONSIBILITY

A strategy for Corporate Social Responsibility tailored to the Bank’s needs

In Banco Macro, we understand the great economic and social impact we generate in all regions of the country, that’s why we work on the CSR-related aspects from our corporate proposal: to be "more and more closer". Under this motto, we seek to build a dialogue with our stakeholders in order to strengthen the bond and create responsible projects, products, and services for mutual benefit.

Activities 2011

• During the first quarter of the year, we did different exercises that helped us strengthen and improve our CSR strategy: bank’s self-diagnosis concerning social, environmental, and economic matters, stakeholder mapping, analysis of GRI indicators, and of material issues to be included in our CSR strategy. Furthermore, we continued to deepen the improvement opportunities identification practice through the report indicators.

• In August 2011, we submitted the 4th CSR report, made for the second consecutive year under the Global Reporting Initiative guidelines.

• Incorporation of social and environmental issues in the Credit Policy for Corporate Banking, and in the drafting of the Banco Macro CSR Policy (its submission to the board of directors is planned for the first quarter of 2012). These are aspects that mark a major milestone in this field.

• During November, we continued with the project for in-house CSR training; in that respect, workshops were done with key areas that have roles and responsibilities regarding the management of suppliers and the environment. This conjunction of factors resulted in the formulation of a code of conduct for suppliers, as well as inclusive procurement, energy efficiency, and internal environmental policy and management programs. Remarkably, these provisions serve to further delineate an increasingly sustainable business.

Social Investment

The area of community relations is managed by Fundación Banco Macro. In 2011, the primary objective was to tailor the main actions to the activities specific to the business, in addition to continuing with the projects involving the major groups that interact day by day with the bank (retired persons, teachers, students, and schools nearby our branches, among others.)

We measure management through a methodological tool developed by Fundación Banco Macro, which allows us to estimate and evaluate the impact of our actions in the communities in which we carry them out. This contributes to our managing the implemented programs in an increasingly orderly and efficient way.

We continue to focus our programs on Education, Sustainable Employment, Nutrition, Social Medicine, Health and Corporate Volunteering.

The focus of our actions is directed towards the provinces, especially in those where we have a sustained relationship with the community, given our capacity of financial agents.

It is noteworthy that the different programs are oriented to the entire community; however, our first priority is children and young people from low-income families, who show commitment, and the will to improve.

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2011 Management Highlights

Education Program “Saber para Ser” (Learn to Be)

Through 30 alliances with social organizations, we were able to have a direct influence on the educational quality of 32,436 students, and 2,408 teachers from 179 educational institutions.

High school scholarship programs, training in reading and writing, new technologies and their incorporation into the classroom, as well as the infrastructure and equipment improvements in both peri-rural and isolated rural schools, constitute the major projects developed in 161 locations of the provinces.

Sustainable Work Program “Alcanzando el Futuro” (Reaching the Future)

The main focus of this program is on the promotion of the work culture and local development. It is directed towards training in micro-enterprises, production workshops, tourism projects, and open activities related to the entrepreneurial culture. It is noteworthy that the direct beneficiaries of this program during 2011 were 28,323.

Nutrition Program “Alimentando el Futuro” (Nourishing the Future) and Social Health Care Program “Salud por Sonrisas” (Health for Smiles)

Nutrition and health are also vital aspects for the integral development of our children, that’s why projects that respond to these concerns in needy places are selected. The 7 alliances with social organizations working on issues related to nutrition (community kitchens, orchard projects, training, etc..) allow us to get to 4,949 people. All the activities seek to foster mothers’ involvement, so that we can provide guidance about nutrition, early stimulation, and cause the whole family to take part in nutritional supervision.

In the social medicine program, we work with 13 social organizations that help us respond to 9,361 children (221 of which are under cancer treatment). Medical care in rural areas, support for temporary residences for mothers of hospitalized children, and cooperation with the maintenance of facilities, are the prime intervention focuses in this program.

Integration Program “Unidos por Más” (United for More)

This program emphasizes the integration of disabled people through sports and recreational activities, the development of cultural programs, and workshops. 2,285 children and adolescents are the direct beneficiaries.

Corporate Volunteering Program “Generando el Cambio” (Generating Change)

A salient fact in 2011 was the implementation of the corporate volunteering program "Generating Change", the specific objectives, issues, and geographic focus of which we formulated. To launch this program, the Senior Management of Banco Macro participated in the construction of dwellings together with the initiative “A Roof for my Country Argentina” in Buenos Aires, Salta, Córdoba and Misiones.

A schedule of activities was established, in which many of our employees and their families participated. These activities took place in 6 provinces, where a total of 252 volunteers took part in 13 calls for solidarity, which benefited more than 950 people.

Moreover, we continued with the solidarity project contest which has been run since 2007, the aim of which is to recognize the solidarity work done by our employees in their community. Every year the focus changes, and we reward the top 30 initiatives that best address the specific need. The 2011 edition focused on immediate assistance to small healthcare facilities, and hospitals.

GRUPO MACRO RESULTS

Banco Macro S.A. Economic and Financial Situation

The year 2011 presents as a year of high growth levels, both in its active and deposit portfolios.

The strength of the Group’s indictors, specially solvency and liquidity indicators, allowed us to reach a very high growth horizon in its Individual and Corporate Banking portfolios. Its private sector loan portfolio showed an increase above $8,300 million, and deposits grew in an amount near $5,800 million.

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Increase in competence, expressed through a strong presence of discounts and promotions focused on loans for consumption and financing through credit cards, generated an advantageous commitment by the branch network in product offerings.

En this sense, the incorporation of Banco Privado de Inversiones –back in September 2010- allowed the Group to increase its market share in the City of Buenos Aires and its influence area, where Macro’s share was low in relative terms.

Grupo Macro’s current structure is as follows:

As to the branch network, it’s the widest in the Argentinean private sector, with 414 branches. Branches are established throughout the territory of the country, being the entity within the private sector with the strongest presence outside the capital city. The branch network is supplemented with 953 automatic teller machines and 781 self-service terminals.

The following table shows the location of the branches by region compared to the total number of branches of the Argentine financial system as a whole, evidencing a strong presence in the productive areas outside the capital city, where the entity acts as financial agent of the provincial governments:

	Grupo Macro	Financial System
Regions	Branches	Branches	Market Share
Northwest (NOA)	77	258	30%
Central	174	950	18%
Northeast (NEA)	45	330	14%
Patagonia	19	302	6%
Cuyo	15	234	6%
Province of Buenos Aires	56	1,288	4%
City of Buenos Aires	28	789	4%
TOTAL	414	4,151	10%

Grupo Macro has a business model focused on retail banking and serving 2.7 million customers, which base grew by 182,000 individuals during the last year.

Solvency

In a context of high capitalization of the Argentine financial system, Banco Macro begun the fiscal year with a 146% excess in quantifiable equity liability or RPC1 with respect of that required by the rules of the BCRA, which exceeded by 60% the RPC recorded in the financial system as a whole.

1Spanish acronym for “Responsabilidad Patrimonial Computable”.

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The comfortable levels from which Banco Macro started the year, ensured Macro the possibility of a more efficient use of its resources and of getting closer to the average standards of the private sector banks. As of 11/30/2011, the excess in RPC of that group of banks was above the required values by 69%, while Macro showed a 72% excess towards the year end. This margin will allow Banco Macro to comply with the minimum capital requirement for operational risk established by the Central Bank of the Republic of Argentina effective from February 2012 and have a significant excess to back its operation and growth.

During the year 2011 Banco Macro distributed dividends for an amount equal to 85% of the capital stock. Besides, Macro carried out a repurchase program of $93 million to acquire its own shares, eliminating paper volatility caused by the uncertainty generated by the European markets.

As of 12/31/2011 Macros Shareholders’ Equity continues to be the most important among the Argentine private Banks2. It was increased from AR $4,153 million to AR $4,720 million, such variation being due to the following transactions:

Changes in Shareholders’ Equity
Figures in million AR $
Shareholders’ Equity as of 12/31/2010	4,153
Repurchase of the Banks own shares	-93
Distributed Earnings	-516
Income for the fiscal year	1,176
Shareholders’ Equity as of 12/31/2011	4,720

Grupo Macro’s leverage level –Liabilities/ Shareholders’ Equity- reached 7.8 times, slightly below the average value registered in the financial system -8.1 times-, and below the main competitors and market referents.

Deposits

In 2011, deposits showed a 25% annual increase. Particularly, private sector deposits grew by AR $ 3,211 million, with increased participation of Savings Accounts reporting a 36% increase.

Grupo Macro is the most important private capital bank as to deposit volume and its market share reached 6.2% as of 12/31/2011, slightly above the value registered the previous year.

The following table shows the evolution of its components:

Deposits
(Figures in million AR $)	12/31/2009	12/31/2010	12/31/2011
Checking Accounts	3,276	4,179	4,912
Savings Accounts	3,446	4,527	6,175
Time Deposits	7,711	8,714	11,433
Other	532	756	793
Total Non-Financial Priv. S. Deposits	14,965	18,176	23,313
Total Public S. Deposits	3,614	5,216	5,836
Total Financial S. Deposits	14	16	18
Total Deposits	18,593	23,407	29,167

Loans

The private sector loan portfolio continued its increasing trend of the previous years. Grupo Macro maintained its leading position in personal loans, which reached a 56% increase and a market share equal to 15.4%. The credit card product doubled its balance in twelve months.

The Group has developed its business increasing its presence in products deemed as target products. The private sector loan portfolio climbed 52% during this year, reaching 24,570 million AR pesos, before provisions. This numbers place the Group in the third position among private banks, with a market share of 8.3%.

2 Información BCRA al 30/11/2011

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The following table shows the composition of the segment and its evolution during the last three years:

Loans
(Figures in million AR $)	12/31/2009	12/31/2010	12/31/2011
Advances	1,436	2,033	2,713
Documents	1,413	1,805	3,178
Mortgages	747	903	1,143
Pledges	263	347	667
Personal	4,007	5,802	9,023
Credit Cards	950	1,553	3,069
Other	2,433	3,489	4,445
Total Loans	11,249	15,933	24,238
Leasing	278	253	332
Total Financing	11,527	16,186	24,570

During the current fiscal year we continued with the Group’s policy aimed at creating provisions in addition to those required by the Central Bank of the Republic of Argentina in order to maintain the provision level and coverage ratio established by the Entity’s prudent policies. The coverage indicator –Provisions on irregular portfolio- was up 8% reaching a 158%.

The credit activity remained active and demanding throughout the year with a slight fall near the year end. The low unemployment level and the growth in the economic activity boost this demand that reaches the entire territory. The Bank’s delinquent portfolio remained low and with a decreasing trend, reaching an extremely low bad debt ratio of 1.5% historically speaking.

Liquidity

The Group’s liquidity reached AR $10,403 million as of the end of the fiscal year, showing a 14% decrease as compared to the previous year. In terms relative to deposits, and due to a larger application of resources, this indicator is no longer a differentiating aspect as it was at the end of the previous year and is now equal to 35.7%. The improved growth in loans was funded with the liquidity excess, causing a lesser participation of assets from the Central Bank of the Republic of Argentina to focus on the credit portfolio of private source.

The following table shows the consolidated balances as of the end of each Fiscal Year:

Liquidity
(Figures in thousand AR $)	12/31/2009	12/31/2010	12/31/2011
Cash & Cash Equivalents	5,016	5,202	6,172
LEBAC / NOBAC	4,650	4,006	1,304
Active Swaps of Government Bonds	1,046	2,324	2,131
Other	560	609	796
Total Liquid Assets	11,272	12,141	10,403
Coverage on Deposits	60.6%	51.9%	35.7%

Results

The evolution of Grupo Macro’s results continued to demonstrate its financial and solvency potential, which is reflected in the net income of AR $1,176 million registered in the fiscal year 2011, up 16% from the AR $1,010 million of the previous year.

Results show a change in the composition of income which strengthens the trend of previous years. The share of income from government and corporate securities falls and interests from loans and net income from services grows firmly.

Administrative expenses grew at a lower rate compared to net services, improving its efficiency indicators.

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Said profitability represented a ROE –average return on equity- of 26.7% and a ROA –Average return on assets- of 3.4%, positioning it as one of the most profitable banks in the Argentine financial system. These results evidence stability and continuity in the generation of income, productivity and efficiency in the use of resources over the years.

Results
(Figures in thousand AR $)	12/31/2010	12/31/2011	Variation
Financial Income	3,728	4,699	26%
Interest from Loans	2,395	3,798	59%
Income from Government/ Corporate Securities	989	494	-50%
Secured Loans	62	5	-92%
Adjustments for CER* and CVS** clauses + Other	283	402	42%
Financial Expenses	1,330	1,719	29%
Gross Intermediation Spread	2,398	2,980	24%
Bad Debts Charge-Offs	215	273	27%
Net Income from Services	1,039	1,541	48%
Administrative Expenses	1,917	2,489	30%
Net Income from Financial Intermediation	1,305	1,759	35%
Various Profits & Losses and Third Party’s Part	71	75	5%
Net Income before Income Tax	1,376	1,834	33%
Income Tax	366	658	80%
Income for the Fiscal Year	1,010	1,176	16%

*Spanish acronym for “Coeficiente de Estabilización de Referencia” (Reference Stabilization Coefficient).

** Spanish acronym for “Coeficiente de Variación de Salarios” (Salary Variation Coefficient).

Grupo Macro’s Main Indicators

The following table shows the evolution of some selected main indicators of Grupo Macro.

	Unit	2009	2010	2011
Assets	Million AR $	26,859	33,524	41,442
Private Loans	Million AR $	11,499	16,185	24,570
Liabilities	Million AR $	23,500	29,371	36,723
Deposits	Million AR $	18,593	23,407	29,167
Shareholders’ Equity	Million AR $	3,359	4,153	4,720
Profitability	Million AR $	752	1,010	1,176
ROA	%	3.0%	3.6%	3.4%
ROE	%	24.6%	27.1%	26.7%
Coverage –Provisions/ Irregular Portfolio-%		116%	147%	158%
Irregularity – Irregular Portfolio/ Portfolio-%		3.2%	2.1%	1.5%
Minimum Capital Surplus	%	180%	146%	72%
Leverage – Liabilities/ SE-	Times	7.0	7.1	7.8

DISTRIBUTION OF DIVIDENDS

The rules and regulations issued by the Central Bank of the Republic of Argentina provide that the financial entities may distribute dividends with prior authorization from the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial and Exchange Entities). Among the aspects assessed by the Central Bank of the Republic of Argentina is compliance with the minimum capital requirement, even after the distribution of dividends, for which purpose it establishes an additional margin.

Banco Macro’s position as to minimum capitals is a comfortable position and it would have allowed to bear a dividend distribution at least similar to those of previous years, even taking into account the capital requirement for operational risk introduced by Communication “A” 5272 dated 01-27-2012.

Nevertheless, Communication “A” 5273 issued by the Central Bank of the Republic of Argentina provided an increase in minimum capital surplus that all entities must maintain after the distribution of dividends, from 30% to 75%, preventing Banco Macro from any profit distribution.

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The Board shall propose the Shareholders’ Meeting to apply such profits to the creation of an optional reserve fund.

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DIRECTORS’ REMUNERATION

The Bank has not changed its policy regarding the Directors’ remuneration. All the members of the Board of Directors perform technical-administrative tasks in the company.

ACKNOWLEDGMENTS

The Board of Directors thanks our customers, correspondents, providers and colleagues, the shareholders and the authorities and officers of the Banco Central de la República Argentina (Central Bank of the Republic of Argentina), the Comisión Nacional de Valores (Argentine Securities Commission) and of Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) for the support we received.

We very specially thank the staff of the Bank for the high degree of loyalty, cooperation and professionalism with which they performed their duties.

Buenos Aires, this 7TH day of March 2012.

The Board of Directors

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EXHIBIT – EXPLANATORY REPORT ON THE CODE OF CORPORATE GOVERNANCE AS OF 12/31/2010

A.	SCOPE

The following Explanatory Report was prepared in compliance with the guidelines of the rules and regulations issued by the Comisión Nacional de Valores (Argentine Securities Exchange Commission or CNV) as to corporate governance best practices, pursuant to which it is an adequate practice to disclose information specifically related to the actions carried out by the Board of Directors in benefit of the shareholders, investors and of the market in general. The companies have to explain on an annual basis, simultaneously with the presentation of their Board of Directors’ Annual Report, if they adhere to and in which way they follow the recommendations provided for by General Resolution No. 516 issued by the CNV on 10/11/2007 and explain the reasons for the non-adoption –either in whole or in part- of the recommendations.

Pursuant to the provisions set forth in such General Resolution next follows a description of each of the recommendations under the Code of Corporate Governance.

1) Issuer – Economic Group Relationship

The Bank, as authorized financial entity, meets the information-related provisions and duties provided for in the Financial and Exchange Entities Act No. 21526 and the regulatory provisions issued by the Controlling Authority (Central Bank of the Republic of Argentina).

The rules issued by the Central Bank do not allow carrying out transactions with directors, managers and companies or persons directly or indirectly related thereto in preferential conditions with respect to customers in general and subject such transactions to the compliance with certain restrictions and/or limitations.

On the other hand, as suggested by the best practices and as provided by law (Business Company Law), applicable specific rules and regulations (Decree 677/01) and the professional accounting standards (Technical Resolution No. 21), this report informs on the transactions with affiliated and related companies (subsidiaries), focusing its presentation in notes to the financial statements. In addition, the information herein presented includes the relevant transactions carried out with the shareholders and the administrators, in customary market conditions.

Pursuant to the above expressed, the Board considers it complies with the requirements established by the CNV as to relationships with the issuer and the economic group.

2) Inclusion of provisions of the Code of Corporate Governance in the Company’s By-laws

The general ordinary and special shareholders’ meeting held on April 21st 2009 resolved to incorporate section 23 bis into the Company’s by-laws. Such section provides that the Board of Directors may create a Committee of Appointment and Corporate Governance. In that sense, the Board of Directors of the Bank has decided on November 7th 2012 to create the Committee of Appointment and Corporate Governance as from the fiscal year 2012. Such Committee shall be composed of 3 Directors, one of which shall be and independent director. Such committee shall be in charge of determining the corporate governance rules, supervising the operation thereof and, also, of participating in the substitution of top management members.

The framework of general and special responsibilities applicable to the Bank’s Board of Directors is given by the applicable rules and regulations and the statutory and regulatory provisions in force before the effective date of the Bank’s Code of Corporate Governance.

Besides, the organization currently features instruments such as the Corporate Governance Policy, the Code of Ethics, the Code of Business Conduct, the Code of Investor Protection, the Policy of Privacy and Protection of Personally Identifiable Information, the Corporate Social Responsibility Policy, the Know Your Organizational Structure Policy, the Risk Management Master Policy and the Transparency Policy, which establish a general framework for the protection of the interests of the shareholders, investors, employees and other market agents, as well as the disclosure of all information useful for their interests.

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Additionally, pursuant to the provisions under the Business Company Law No. 19550 and the Decree 677/2001, the Directors shall inform any interest to the contrary they may have in connection with the decisions to be voted by the Board of Directors and, if applicable, refrain from discussing or considering the same. For this reason, we believe there is no need for the by-laws to contain any provisions already contained in the applicable rules and regulations.

Pursuant to the above expressed, the Board of Directors understands it is not necessary to reflect, either in whole or in part, within the By-laws the provisions of the Code of Corporate Governance. In this sense, the Board of Directors deems it meets the recommendations issued by the CNV in this respect.

B.	BOARD OF DIRECTORS – GENERAL INFORMATON

3) Responsible for the Company’s Strategy

The Board of Directors of Banco Macro S.A. is in charge of the administration of the Company and, as such, it establishes the goals, policies and general strategies adjusted to the different moments of the Company’s existence, and in particular:

a) The business plan, which includes the management goals and the annual budget, which is submitted to the BCRA, in compliance with the regulatory provisions in force.

b) The investment and financing policy that is part of the business plan and annual budget.

The Investment and Financing Policy is deemed a sensible aspect of the Bank’s daily and long term management actions.

Taking into account its importance, the Board of Directors decide to create for the development and management thereof an Assets & Liabilities Committee in charge of establishing the institution’s financial strategy, making a deep analysis of the markets and defining the institutional policies regarding assets, liabilities and market, liquidity, interest rate and currency risk management.

On the other hand, each year this committee prepares the expense and investment budget that shall be approved by the Board of Directors and is part of the Bank’s integral management system.

c) Corporate Governance Policy

The Bank’s corporate governance policy reflects generally the guidelines contemplated in this report and the recommendations issued by the Central Bank of the Republic of Argentina in its Communication “A” 5201.

d) Corporate Social Responsibility Policy

Banco Macro is aware of the social responsibility it has towards the community in which it develops its activity.

In the area of corporate social responsibility it has the mission of collaborating with the incorporation of the corporate social responsibility standards into the Bank, indirectly relating the different areas with the groups of interest with which they relate. In this way it generates situations of permanent dialogue and joint work ultimately aimed at creating social value and developing policies oriented to the growth of a fair, supportive and equitable country.

Each year the Bank publishes and discloses its corporate social responsibility report, including information related to the Bank’s principal groups of interest: customers, companies, providers, human resources and the community in general.

e) Risk Control and Management Policies

Banco Macro, in compliance with the entity’s policy and in accordance with its objective to implement the guidelines for adequate risk management activities, has defined the risk management master policy, which introduces the definition of all structures and functions involved in daily risk management actions.

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In this sense, corporate risk management is the process carried out by the Board of Directors, the assistant managers, the department managers and the Bank’s officers, including the entire staff. Such management is applied to the definition of strategies and is designed to identify potential events which may affect the organization, manage its implications within the accepted risk range and provide reasonable assurance on the achievement of the goals.

Consequently, there is an integral policy and specific policies for each of the risks to which the Bank is exposed: Credit Risk, Market Risk, Operational Risk and Technology Risk.

f) Development of continuous training programs for directors and top management or executive officers.

The Board of Directors believes it is not necessary to establish a specific training program for its members, since they have sufficient knowledge acquired from their experience in the financial market, and they further participate on a regular basis in business-related events, symposiums and seminars.

As regards the executive managers, the human resources department designs and implements the training and instruction program on an annual basis.

In view of the above, the Bank is in compliance with the recommendations of the Code of Corporate Governance.

4) Management Control

Banco Macro features a management control system in order to guarantee the adequate generation, interpretation and analysis of the strategic information, adequate for management control and the control of the entity’s budgets.

This allows an orderly and complete assistance to top management levels in the form of decisions.

The Bank complies with Corporate Governance best practices in this respect.

5) Internal Control and Information. Risk Management.

The Bank features the Risk Management Macro Policy in which it develops guidelines for risk management and administration, and introduces the structures and functions involved in daily management. In turn, it incorporates specific policies for each risk to which the Bank is exposed, such as Operational Risk, Credit Risk, Market and Liquidity Risk management.

On November 2011, in line with the recommendations on integral risk management established by the BCRA through its Communication “A” 5203, the Bank created the Risk Management Committee, who shall be in charge of following up Top Management activities as to credit risk, market risk, liquidity risk, operational risk, compliance and reputational risk management, among other things. The Risk Management Committee shall also be in charge of advising the Board on the entity’s risks.

Its mission is to ensure the establishment of an independent risk management, coordinating the administration of the different kind of risks and the persons responsible thereof as well.

In addition, the Risk Management Committee shall be in charge of spreading the integral risk strategy defined by the Board.

Internal control is exercised through the union of compliance with the responsibility of the members of the organization, the definition of compliance strategic points and the determination of mechanisms designed to detect any deviation in order to assess, correct and feedback the system.

Although it’s a process that starts in the Board of Directors and has been designed to provide reasonable assurance as to compliance with its goals, each actor plays a particular role, to wit:

Board of Directors: determines the objectives and policies. Defines the risks to be assumed by the entity. Approves rules.

Risk Committee, Assets & Liabilities Committee, Credit Committees: establish the procedures to be implemented within the entity to manage the defined risks.

Top Management: performs the actions approved by the Board of Directors and collaborates with the implementation of mechanisms designed to minimize or control the business risks.

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Internal Audit Committee: analyzes all deviations detected either by audits or monitoring routines or by other controlling entities interacting with the organization. It also evaluates the recommendations and makes the follow-up for the regularization thereof.

Internal Auditor: performs the plan as approved by the Internal Audit Committee and the Board of Directors and monitors the internal control structure.

The rest of the Organization: meets the policies, carries out the designed processes, detects control deficiencies in transactions and minimizes the risks.

Consequently, the Board of Directors understands it features policies and procedures in line with the best practices in this respect, and therefore meets the recommendations.

6) Supervisory Committee

The Bank lists its shares in the New York Stock Exchange (NYSE), therefore is subject to Rule 10A-3 of its Issuer Guide; which rule provides that all members of the Supervisory Committee must be independent Directors.

The Bank’s Supervisory Committee is composed of three regular directors and one alternate director, who are independent according to the rules issued by the CNV (section 15 of the Decree 677/2001 – Public Offering Transparency Rules). Consequently, the Supervisory Committee is chaired by an independent Director.

The above described evidences compliance with the recommendations regarding the aspects contemplated in Resolution 516/2007, as issued by the CNV.

7) Number of Members of the Board of Directors

The board of directors is composed by the number of regular directors designated by the shareholders’ meeting within the limits determined by the corporate by-laws (between a minimum of three and a maximum of twelve).

Directors shall hold office for three fiscal years, and if the shareholders’ meeting designates nine or more directors, then the board of directors shall be renovated by thirds. The board shall under no circumstance renovate less than three directors each time.

The shareholders’ meeting shall further designate the same or an inferior number of alternate directors, who shall hold office for the same term as regular directors. Both regular and alternate directors may be re-elected for an indefinite number of times.

In view of the above, we believe we meet this recommendation since we have the adequate number of members for the Bank’s size and business.

8) Board of Directors eligibility

There are no formal requirements to integrate the Board of Directors other than those provided for in the applicable laws and regulations.

Compliance with such requirements is evaluated at the time of the designation proposal submitted by the shareholders’ meeting for the appointment of directors, as well as on a periodic basis while the director is in office.

In this sense, the BCRA determines through its CREFI (Creation and Operation of Financial Entities) circulars, the assessment criteria to be followed in order to grant the authorization to the directors designated by the shareholders’ meeting.

Pursuant to the rules issued by the BCRA, the boards of directors of financial entities must be composed in at least 80% by qualified persons with experience related to the financial activity.

In this respect, the Central Bank shall also evaluate the background information of the directors designated by the shareholders’ meeting and such directors may not hold office without prior consent of the Board of such Institution.

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9) Director in Several Companies

The Directors considers it is appropriate not to limit the number of companies in which the directors and/or auditors of the Bank may hold office as such. This statement is supported by the diversity of knowledge and experience that such performance grants to them.

10) Evaluation of Actions of the Board of Directors

Each year the Shareholders’ meeting evaluates the management and performance of the Board of Directors at the general shareholders’ meeting discussing the issues contemplated under subsections 1 and 2 of Section 234 of the Argentine Business Company Law No. 19550. In this respect, it is not a proper practice for the Board of Directors to evaluate its own management actions before holding such Shareholders’ Meeting.

11) Training and Development of Directors

The board of directors believes there is no need to establish a specific training program for its members, since they have broad knowledge acquired as a consequence of their experience in the financial market, also participate regularly in business-related events, symposiums and seminars.

C.	DIRECTORS’ INDEPENDENT CAPACITY (CNV General Resolution 516, Exhibit I)

12) Independent Directors

The board of directors shall recommend the shareholders at when holding the shareholders’ meeting to designate the members of the board, show sufficient motivation with respect to the independent capacity of the person proposed, making all applicable recommendations.

They shall also comply with the requirements under section 4, Chapter XXI of the Rules issued by the CNV, which require the shareholders to declare the independent capacity or not of the persons proposed to hold office as directors.

Pursuant to the above, we believe we meet the CNV’s recommendations under General Resolution 516/2007.

13) Appointment of Top Management Executives

The Board of Directors does not consider showing the motivations related to the selection, proposal and/or designation of top management executives.

The Bank’s web site publishes the list of the Bank’s top management executives in the investors section under the title “our management”.

It is important to highlight that pursuant to the provisions of the Central Bank of the Republic of Argentina, the managers of a financial entity must meet certain eligibility requirements and, also, comply with section 10 of Financial Entities Act, which defines certain incapacities to hold these positions.

In view of the above, the Board understands all recommendations established in this respect by the rules and regulations in force are duly complied with.

14) Proportion of Independent Directors

Banco Macro has no specific policy aimed at maintaining a specific proportion of independent directors over the aggregate number of Directors. Nevertheless, in line with the corporate governance best practices, the Bank’s board of directors favors maintaining in its composition at least three directors holding the capacity of independent directors.

The board of directors further undertakes to make public its composition, for which purpose it has made available a specific site in the Bank’s corporate web site in which it indicates the capacity of independent director of those Directors holding such capacity.

Neither the legal rules nor Banco Macro’s by-laws require a given majority of independent directors.

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The Board believes it meets all related best practices.

15) Meeting of Independent Directors

The board of directors believes that to the extent there are at least three independent directors in its composition, it shall not be necessary to establish a specific policy to have exclusive meetings of directors having such capacity. Notwithstanding the above, independent directors have a favorable environment to consider holding such meetings. It shall be such directors’ duty to coordinate the operation of any possible meetings, as well as the preparation of the agenda y the documents thereof.

Pursuant to the above, we meet the recommendations issued in this connection by the CNV.

D.	RELATIONSHIP WITH SHAREHOLDERS

16) Information to Shareholders

The Bank adheres to a transparency criterion fostering the broad and immediate disclosure of the financial information. The Bank periodically makes conference calls with investors and shareholders. In addition, they shall access and download information in the “Investors” section of the Bank’s web page. Pursuant to the above, the Bank adheres to the recommendations under GR 516 regarding this item.

17) Shareholders’ Queries and Questions

Banco Macro features a specific sector named “Investor Relations” that receives the queries and questions of its shareholders, the purpose of which is to create and maintain relationships with institutional investors, analysts and other agents of the local and international financial system. These queries or questions are generally answered immediately, so we understand it is not necessary to prepare reports in that connection.

Consequently, we believe we meet the recommendations under General Resolution 516/2007.

18) Participation of Minority Shareholders in Shareholders’ Meetings

Banco Macro believes it is very important to promote and encourage the attendance and active participation of the minority shareholders at shareholders’ meetings. The Board of Directors continually protects the rights of all shareholders.

There are no limitations preventing the participation of such shareholders and their rights remain protected under the law and the by-laws.

19) Control Market

Banco Macro adheres to the public offering rules and regulations provided for under section 23 of Decree 677/2001 (Public Offering Transparency Rules).

20) Dividend Policy

Distribution of dividends of financial entities is subject to the provisions set forth by the Central Bank of the Republic of Argentina. In this sense, such provisions define a scheme for the prior authorization by the Superintendency of Financial and Exchange Entities and establish certain limits to determine the maximum distributable amount.

Such limits are defined in order to maintain certain minimum capital surplus after the distribution of dividends, which has been set in 75% by Communication “A” 5273. On the other hand, the total minimum capital requirement has suffered an increase for all entities in line with the new operational risk requirement.

As to Banco Macro, section 32 of its by-laws provides for the application of the net profits resulting from the financial statements approved by such body.

Banco Macro’s policy regarding distribution of dividends is based on maintaining an adequate balance between the distributed amounts and the investment and expansion policies. It is important to point out that this dividend policy may be conditioned in the future due to the existence of market regulations or due to the strategic plans as adopted by the company each time.

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Therefore, the Bank features guidelines for the distribution of dividends and is subject to compliance with the provisions issued by the Central Bank of the Republic of Argentina.

E.	RELATIONSHIP WITH THE COMMUNITY

21) Communication through the Internet

Banco Macro features a free access Web page (www.macro.com.ar), which provides updated information, it’s easy to use and it also has a section through which customers may place or lodge their queries.

22) Site Requirements

Banco Macro’s Web site meets the highest confidentiality and integrity standards regarding the information transmitted by electronic means.

F.	COMMITTEES

23) Chair of Supervisory Committee

As provided for in paragraph 6) above, the Supervisory Committee shall be chaired by an independent Director.

24) Rotation of Syndics and/or External Auditors

As to the rotation of syndics, Banco Macro does not have any policies in this regard. Notwithstanding the above, we neither discard the rotation of the supervisory committee nor the implementation of a policy in this regard in the future.

As to the external auditor, Banco Macro establishes its rotation every five years. This policy complies with the provisions of the CONAU – Accounting and Audit, Chapter F – Minimum Rules on External Audits of the BCRA.

Notwithstanding the above, Banco Macro does not adopt a policy the aim of which is the rotation of the external audit.

25) Double Capacity: Syndic and Auditor

The board of directors considers it is inappropriate for the members of the Supervisory Committee to carry out the external audit or to be members of the firm rendering the external audit services to the company.

26) Remuneration System

The shareholders’ meeting establishes a fix amount as annual compensation for the directors according to reasonability criteria, based on the results obtained during their administration, taking into account the provisions of the Business Company Law No. 19550, as amended and complemented, and the Rules of the Comisión Nacional de Valores.

In the company’s current context we do not consider necessary to provide for a Remuneration Committee, nevertheless such decision may be modified in the future.

Notwithstanding the above, the Board has provided for the creation of a Personnel Incentive Committee, as a consequence of the recommendations issued by the BCRA in it Communication “A” 5201. In that respect, the Committee is in charge of seeing that the personnel economic incentive system is consistent with the entity’s culture, goals, long-term business, strategy and control environment and prudent assumption of risks.

The Board deems it complies with the recommendations in this respect.

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27) Appointments and Corporate Governance Committee

The Board of Directors has provided for the creation of an Appointment and Corporate Governance Committee as from the fiscal year 2012.

Such Appointment and Corporate Governance Committee shall be in charge of the renewal and substitution of Top Management executives.

As described above, the evaluation of the acts and procedures of the Board is the responsibility of the Shareholders’ Meeting, who during the Ordinary Shareholders’ Meeting, evaluate such acts and procedures and define the remuneration of the Directors.

On the other hand, the Board believes it is no prudent, in the current market context, to disclose the motivations regarding the selection, proposal and/or designation of Top Management executives.

The Bank’s web site publishes the list of the Bank’s top management executives in the investors section under the title “our management”.

In view of the above, the Board believes it complies with the relevant best practices contemplated under General Resolution 516/2007 issued by the CNV.

28) Non Discriminatory Policy in the Composition of the Board of Directors

Banco Macro takes as primary premise the adherence to the commitment of non-discrimination, not only as regards the election of directors but also in any circumstance, both in the internal and external sphere. Such standard of business conduct are included in the Code of Ethics and the Code of Business Conduct.

Banco Macro, among other companies, entered into a master agreement with the National Institute against Discrimination, Xenophobia and Racism (INADI) and became part of the Company Network against discrimination. This initiative is aimed at collaborating from the corporate sector with the fight to eliminate discrimination, promoting conditions that encourage inclusion, good corporate citizenship and the corporate social responsibility culture.

The Board deems it meets all recommendations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 26, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director